
SOUVENEAR
Made Here.
KANSAS CITY

SOUVENEAR

2019 Report

Dear investors,

Hello to our wonderful investors! Here's a little summary of 2019.

The best thing that happened for SouveNEAR in 2019 was you! Our Wefunder campaign gave us clarity and the boost we needed to help us grow - we launched in Sacramento and Las Vegas! So far, we have one machine in each of these airports, but have requested a new location and a second spot in Vegas and may ask for a second location in Sacramento as well. (We've learned that we get more efficient with more machines per location.)

You also helped us with accounting and CFO services, which felt very important. This was a big step financially from the bookkeeping we had before, but a step we are very glad to have taken. With more locations comes more filings at the state, local, and airport levels. More taxes, more licenses, more contracts, more reports, more certifications, more applications. We definitely felt it was time to hand off these important responsibilities. And, we are very grateful for the CFO services, helping us think strategically about our model and our overall financial health.

In some of our locations, large chain airport stores have recently directly approached the artists that we're working with to create local sections in their shops. Some artists have accepted and some have not. If it means we've helped to raise awareness of supporting small businesses, we're glad. And, if artists benefit from having multiple airport venues, we're happy about that too! What we've heard from some airports is that the larger concessionaires want a strong local program when it comes to bid time, trying to win a spot in an airport, but are less concerned with it if they are already securely contracted with the airport. In any case, we need to think about how we do the best we can for local artists, and what our particular niche and strength is. We could envision a scenario in which SouveNEAR partners with the larger concessionaires to provide local goods to both our machines and a dedicated portion of the airport shops. We'll be exploring this.

Overall, it was a good year of growing and working on internal systems. We invested in machines and inventory for two new cities, plus hired our CFO service, converted contractors to employees, hired new staff. Though up from last year, our sales were not high enough to make up for this added spending (which we do hope puts us in a better position for the long term!).

For 2020 we're looking forward to making our operations more efficient; using resources we already have (machines, website) to sell more and improve our margins. We will explore potential partnerships with large national airport concessionaires. And, we plan to add a few more cities, as well!

Thanks for your support!

We need your help!

Buy from our machines when you travel, or online any time. Tell your friends about SouveNEAR. Be an advocate for buying from small local creative businesses. Help us connect with larger investors when we're ready. If you've bought from our machines, give us feedback about that experience and purchase (the transaction, the product mix, the branding, etc). Direct artists to the submission form on our site, to be considered for our product mix. Follow us on social media.

Sincerely,

Tiffany King
Co-founder

Suzanne Southard
Manager

Our Mission

SouveNEAR plans to be a go-to national brand with a successful presence in major and midsize airports around the country, enhanced with a busy online marketplace. Travelers will settle for fewer mass-made generic souvenirs. Instead, they'll be able to grab locally-made gifts right from the airport, knowing they are supporting artists and makers living in that city.

See our full profile

How did we do this year?

Report Card

B+

The Good

Wefunder: We love having a team of cheerleaders helping us grow! We're grateful for the funds and focus we got from the process.

Expansion to Sacramento and Las Vegas: Happy to be in new airports! We have great new artists, makers & staff.

Hiring accountant/CFO services: It's been a big, important step for our company.

The Bad

Revenue: Though up from 2018, revenues came in under goal. We will be testing adjustments to our model to improve revenue and profit.

Vegas launch: In short, we were able to set up one machine instead of the two we expected. One machine is stored until we find a spot

Competition: Large airport retailers have directly approached our vendors to build local sections in shops. Could be good and bad

2019 At a Glance

January 1 to December 31



$$$$

$312,171 +27%

Revenue



-$53,043

Net Loss



IOU!

$79,873 [11%]

Short Term Debt



$60,510

Raised in 2019



$60,421

Cash on Hand
As of 03/25/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

SouveNEAR sells locally-made art and goods from vending machines in airports and other tourist venues, offering alternatives to generic souvenirs made far away and stamped with the city name. With SouveNEAR, travelers easily find souvenirs they love, and local artists gain a larger audience. We have 20 machines between the Oakland, Sacramento, Kansas City, Newark and Cincinnati airports and one non-airport site. We've seen steady growth, with 400% rev increase 2015-2018 & projected increases again in 2020.

SouveNEAR plans to be a go-to national brand with a successful presence in major and midsize airports around the country, enhanced with a busy online marketplace. Travelers will settle for fewer mass-made generic souvenirs. Instead, they'll be able to grab locally-made gifts right from the airport, knowing they are supporting artists and makers living in that city.

Milestones

SouveNEAR, LLC was incorporated in the State of Missouri in February 2014.

Since then, we have:

- 400% growth in revenue from FY 2015 to FY 2018.
- Featured in USA Today, Time, NBC News, Travel+Leisure and more.
- Creative concept in HIGHLY visible locations - currently in 6 major airports. (We added machines in Sacramento CA and Las Vegas NV in 2019)
- 24,400 customer purchases in 2019, supporting 100+ local makers

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $312,171 compared to the year ended December 31, 2018, when the Company had revenues of $245,013. Our gross margin was 40.12% in fiscal year 2019, compared to 44.48% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $282,193, including $106,807 in cash. As of December 31, 2018, the Company had $288,233 in total assets, including $194,524 in cash.
- *Net Loss.* The Company has had net losses of $53,043 and net losses of $17,968 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $86,951 for the fiscal year ended December 31, 2019 and $98,277 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $22,500 in debt and $238,500 in equity, plus the Wefunder crowd investment SAFE raise.

We are using the proceeds of the SAFE raise as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital currently. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SouveNEAR, LLC cash in hand is $60,421, as of March 2020. Over the last three months, revenues have averaged $23,903/month, cost of goods sold has averaged $13,131/month, and operational expenses have averaged $18,330/month, for an average burn rate of $7,558 per month. Our intent is to be profitable in 12 months.

Our revenue, expenses and therefore runway have become very difficult to project due to the Coronavirus pandemic. We don't know when travel will resume at any rate close to normal.

As of now we are scheduled to launch new locations (Reno and Nashville) in 2020. (They were scheduled for Spring but we had to delay due to the pandemic). Expansion to new cities has a high front-end cost. We plan to take steps with long-term profitability in mind and we anticipate that there may short-term losses even with projected growing revenue, and particularly with the steep current decrease in sales.

Net Margin: -17% **Gross Margin: 40%** **Return on Assets: -19%** **Earnings per Share: -$473.60**

Revenue per Employee: $104,057 **Cash to Assets: 38%** **Revenue to Receivables: ~** **Debt Ratio: 31%**

BALANCSHEET_-_12.31.19_-_SouveNEAR.pdf

YTDP_L_-_2019_-_SouveNEAR.pdf

YTDP_L_-_2019_-_SouveNEAR.pdf

BALANCSHEET_-_12.31.19_-_SouveNEAR.pdf

SouveNEAR_LLC_Financial_Statements-_Reviewed_v2.pdf

SouveNEAR_LLC_Financial_Statements-_Reviewed.pdf

We ❤ Our
72 Investors

Thank You For Believing In Us

Dayna Hardgrove
Marjernell Hickman
Arnie Boich
Bonnie Limbird
Aurelien Coste
Don & Wynette Wolf
Yonasan Schwartz
Adam Engelstad
Christopher Kargel
Tae K. Kim
Amy Ruschell

Patrick Malone
Kimberly Ansari
Barbie Louise Diaz
Tara Tonsor
Wendy Southard
Jennifer Azzano
Scott Emmons
Melissa Givvines
Matthew J Vinez
Sabrina White
Erin Herbst

Erhan Bilici
Holiday Atkinson
Bob Morton
Nash Zivkovic
Emily Serafin
Franklin E. Powers, Jr.
Brenda Zook Friesen
Logan Lenz
Robin Von
Jacob Cynamon-Murphy

Stuart Watkins
Liz Benditt
Ronald Green
Jen Rarey
Nancy Bosche
Sherrill Rogerson
Sandy Hills
Prashant Varma
James L. Wolfrey
Ivy Cline

David Brown
Randy Sharer
Marie Bosche'
Shannon Johnson Uschold
John G. Bosche
Madeline Tompkins
Timothy J Hill
Julie Shank
Son H Nguyen
Dianne Carol Shumaker

Christopher Calvi
Robert A. Southard
Ryan Saling
Christian Reese
Stacy Bean
Lena Wellman
Jenni McSpadden
Bil Corry
Alan Andress
Carol BOSCHE

Cathy Price
Amy Stewart-Deaker
Melissa E Yardy
Chris Hogue
Diane And Wayne Tompki...
Kathryn V Stewart
Jessica Krupco
Naohide HIRASAWA
Don & Wynette Wolf
Julie Hartman Skokna

Thank You!

From the SouveNEAR Team



Tiffany King
Co-founder



Suzanne Southard
Manager



Betsy Wolf
SF Bay Area Partner

Background as software engineer, consultant. Manages Bay Area: growth, operations, finance, curation



Tim Hill
Art Director / Designer

Graphic designer, web developer. Owner, Draft Horse Studio. SouveNEAR branding & design. (Contract)



Tara Tonsor
Manager, Kansas City Operations

Jewelry designer, art educator, business owner, artist. Manages KC purchasing and ops.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Suzanne Southard	Manager, SouveNEAR LLC @ SouveNEAR LLC	2014
Tiffany King	Manager, SouveNEAR LLC @ SouveNEAR LLC	2014

Officers

OFFICER	TITLE	JOINED
Suzanne Southard	Managing Member	2014
Tiffany King	Managing Member	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Tiffany King	42,500 Class A Units	42.5%
Suzanne Southard	42,500 Class A Units	42.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2016	$38,500	Class A Units	Section 4(a)(2)
11/2018	$200,000	Class C Units	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
MO Bank	02/01/2016	$22,500	$2,759	5.5%	08/22/2018	Yes

Related Party Transactions

Suzanne Southard's stepmother, Dianne Shumaker, invested $100,000 into the company in November, 2018 and now owns 6,250 units of Class C (non-voting) units.

Suzanne's stepsister, Megan Shumaker, invested $100,000 into the company in November, 2018 and now owns 6,250 Class C (non-voting) units.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class C	25,000	12,500	No
Class B	11,111	0	No
Class A	100,000	100,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Airports are highly competitive locations in regards to securing opportunities to do business. We are forecasting based on expanding numbers of cities and machine locations. While funding secured will help us apply for more opportunities, there is no guarantee that we will be able to expand the business to enough locations to generate revenue as projected.

At this point business operations rely very heavily on three partners. While all three are committed and thoroughly engaged, and while we hope to staff better with funding secured, anything catastrophic or unforeseen were to happen to one of the partners, business could be impacted.

The Class C Units which investors in the SAFE will receive if it converts have not yet been authorized by the company.

The Company may never receive a future priced equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company. If neither the conversion of the SAFE nor a liquidity event occurs, the Purchasers could be left holding the SAFE in perpetuity. The SAFE have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Investing in start-ups such as SouveNEAR involves a high level of risk. You should not invest any funds unless you are able to bear the entire loss of the amount invested.

We publicly work with a large number of artist/maker vendors, sites, and contractors, as well as current and future staff. Although we try our best to work with reputable businesses and individuals, there's an inherent risk that negative publicity about an affiliated provider will negatively impact our revenue.

Tax matters: please consult your tax and legal advisors for tax implications of investing. The company is taxed as a Partnership.

Competition for tourist dollars is high. SouveNEAR will compete on the basis of artistic, local offerings in places where they are usually not offered; high visibility due to flexibility (more locations) and novelty of vending machine model. But, there will always be many souvenir options from which travelers can choose.

The trend toward locally-made items may decline, causing an adverse effect on our business. We believe that it will still make sense for mementos/souvenirs to be from the place, but there is not a guarantee that our company's concept will attract customers as projected.

Current airport chain retailers who are already in many markets could begin carrying similar items or start a brand for locally-made items, moving more quickly than we as a small, young business with more limited financial resources are able to.

Leases may not be renewed. There is no guarantee that even if we are adding new airports we might not lose current revenue-generating locations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Other vending machine companies / operators may try to compete by selling locally-made items.

Leisure travel is impacted by the health of the economy, security events, natural disasters, and other factors out of our control. Since our business is largely in airports, revenue could be adversely impacted if fewer people are traveling.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from holders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. The Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

Unless and until a SAFE converts into equity a holder will not be a member of the Company. Upon conversion of a SAFE, an Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, Class A members may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the Class A members may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The Class A members may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The Class A members have the right to redeem their securities at any time. Class A members could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units (or at all) . As discussed in Question 13, when we engage in an offering of equity interests involving Units , Investors may receive a number of Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Unit being issued to new Investors, or (ii) if the valuation for the Company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time, or (c) the valuation multiplied by 85%. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we may perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

SouveNEAR, LLC

- Missouri Limited Liability Company
- Organized February 2014
- 3 employees

4161 Holly St.
Kansas City MO 64111

http://www.souvenear.com

Business Description

Refer to the SouveNEAR profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

SouveNEAR is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/souvenear/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*